Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Year ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes	$(353,136)	$(95,186)	$(84,202)	$(31,758)	$(262,205)
Plus: fixed charges	47,829	51,187	52,403	49,351	37,179
Earnings available for fixed charges	$(305,307)	$(43,999)	$(31,799)	$17,593	$(225,026)
Fixed Charges:
Interest expense	$47,829	$51,187	$52,403	$49,351	$37,179
Total fixed charges	$47,829	$51,187	$52,403	$49,351	$37,179
Ratio of Earnings to Fixed Charges	(a)	(b)	(c)	(d)	(e)

(a)	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $353.1 million.
(b)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $95.2 million.
(c)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $84.2 million.
(d)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $31.8 million.
(e)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $262.2 million.